UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

VirnetX Holding Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

693153108
(CUSIP Number)
Kendall Larsen c/o VirnetX Holding Corporation 308 Dorla Court, Suite 206 Zephyr Cove, Nevada 89448 (775) 548-1785
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 693153108
1.	Names of Reporting Persons. Kendall Larsen
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO/PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,858,192
	8.	Shared Voting Power 2,019,268 (1)
	9.	Sole Dispositive Power 7,858,192
	10.	Shared Dispositive Power 2,019,268 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,877,460 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 19.3% (3)
14.	Type of Reporting Person (See Instructions)
IN

(1)
Consists of shares issuable pursuant to options that are presently exercisable or exercisable within 60 days of March 21, 2014 as follows: 942,760 options held by the Reporting Person and 762,808 options held by the Reporting Person's spouse Kathleen Larsen (the "Spouse"). Also includes 6,667 shares issuable upon the vesting of restricted share units within 60 days of March 21, 2014 held by the Reporting Person, and 3,333 shares issuable upon the vesting of restricted share units within 60 days of March 21, 2014 held by the Spouse, 300,000 shares of Common Stock held of record by K2 Investment Fund LLC of which the Reporting Person and his Spouse are the sole member-managers, 2,500 shares of common stock held by the Spouse, and 1,200 shares of common stock held jointly by the Spouse and her father.

(2)	Excludes (i) 613,530 shares of Common Stock held by the Spouse’s revocable trust; (ii) any shares of Common Stock held by an adult child of the Spouse; (iii) 33,750 options that are presently exercisable or exercisable within 60 days of March 21, 2014 held by an adult child of the Spouse; (iv) 813 shares issuable upon the vesting of restricted share units within 60 days of March 21, 2014 held by an adult child of the Spouse; and (v) 50,000 shares of Common Stock held by an adult child of the Spouse in an irrevocable trust. The Reporting Person disclaims beneficial ownership of the excluded shares.

(3)	Percentage of shares reported is based upon 51,243,141 shares of Common Stock outstanding as of March 21, 2014.

This Amendment No. 4 to Schedule 13D (this “Amendment 4”) amends that certain Schedule 13D filed on behalf of Mr. Kendall Larsen (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on July 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No.1 thereto filed with the Commission on February 16, 2010 (“Amendment 1”), Amendment No.2 thereto filed with the Commission on July 24, 2012 (“Amendment 2”), and Amendment No. 3 thereto filed with the Commission on August 31, 2012 (“Amendment 3”, and, together with Amendment 2, Amendment 1 and the Original Schedule 13D, the “Amended Schedule 13D”).

In Amendment 3, the Reporting Person reported beneficial ownership of 813,122 options held by the Reporting Person and 704,918 options held by the Reporting Person’s Spouse that were exercisable within 60 days of August 31, 2012.  In this Amendment 4 the Reporting Person is reporting beneficial ownership of (i) 942,760 options held by the Reporting Person that are exercisable within 60 days of March 21, 2014, (ii) 762,808 options held by the Reporting Person's Spouse that are exercisable within 60 days of March 21, 2014, (iii) 6,667 shares issuable upon the vesting of restricted share units within 60 days of March 21, 2014 held by the Reporting Person, and (iv) 3,333 shares issuable upon the vesting of restricted share units within 60 days of March 21, 2014 held by the Spouse.

A summary of the changes in beneficial ownership of the Reporting Person and the Reporting Person’s Spouse from the time of the Amendment 3 filing to the time of this Amendment 4 filing is set forth in the tables below:

Summary of Changes in Beneficial Ownership of Shares subject to Options and Restricted Stock Units held by the Reporting Person and his Spouse from Amendment 3 to Amendment 4

Name	Grant Date	Number of Shares Subject to Options or Restricted Stock Units*		Vesting Commencement Date	Vesting Schedule	Amendment 3 Disclosure Regarding Beneficial Ownership of Shares Issuable or Exercisable Within 60 Days of August 31, 2012	Amendment 4 Disclosure Regarding Beneficial Ownership of Shares Issuable or Exercisable Within 60 Days of March 21, 2014
Kendall Larsen	03/23/06	41,516		3/23/06	(1)	41,516	41,516
Kathleen Larsen	03/23/06	249,096		3/23/06	(2)	249,096	249,096
Kendall Larsen	12/31/07	213,319		12/31/07	(2)	213,319	213,319
Kathleen Larsen	12/31/07	290,612		12/31/07	(2)	290,612	290,612
Kendall Larsen	04/03/09	585,425		04/03/09	(2)	512,246	585,425
Kathleen Larsen	04/03/09	143,100		04/03/09	(2)	125,211	143,100
Kendall Larsen	02/24/10	35,000		02/24/10	(3)	23,333	35,000
Kathleen Larsen	02/24/10	35,000		02/24/10	(3)	23,333	35,000
Kendall Larsen	05/12/11	50,000		05/12/11	(3)	17,708	37,500
Kathleen Larsen	05/12/11	40,000		05/12/11	(3)	14,166	30,000
Kendall Larsen	04/13/12	40,000		04/13/12	(3)	5,000	20,833
Kathleen Larsen	04/13/12	20,000		04/13/12	(3)	2,500	10,417
Kendall Larsen	04/13/12	26,667	(*)	4/13/12	(4)	—	6,667
Kathleen Larsen	04/13/12	13,333	(*)	4/13/12	(4)	—	3,333
Kendall Larsen	06/06/13	40,000		06/06/13	(3)	—	9,167
Kathleen Larsen	06/06/13	20,000		06/06/13	(3)	—	4,583
Kendall Larsen	06/06/13	26,667	(*)	06/06/13	(4)	—	—
Kathleen Larsen	06/06/13	13,333	(*)	06/06/13	(4)	—	—
Total		1,883,068				1,518,040	1,715,568

* Restricted Stock Units are indicated with an asterisk (*).
(1)	Fully Vested as of the Vesting Commencement Date.
(2)	Twelve forty-eighth (12/48) of the Shares subject to the Option vest on the one (1) year anniversary of the Vesting Commencement Date, and one forty-eighth (1/48th) of the Shares subject to the Option vest each month thereafter on the same day of the month as the Vesting Commencement Date so long as the Reporting Person's or the Reporting Person’s Spouse, as applicable, Continuous Service Status (as defined in the Issuer's 2007 Stock Plan) continues. If a Change of Control (as defined in the Issuer's 2007 Stock Plan) occurs, all of the Shares underlying this Option then unvested as of the date of the Change of Control, will vest and become exercisable immediately prior to the consummation of the Change of Control transaction.
(3)	One forty-eighth (1/48th) of the Shares subject to the Option vest each beginning on the Vesting Commencement Date and on the same day of the month after as the Vesting Commencement Date so long as the Reporting Person's or the Reporting Person’s Spouse, as applicable, Continuous Service Status (as defined in the Issuer's 2007 Stock Plan) continues. If a Change of Control (as defined in the Issuer's 2007 Stock Plan) occurs, all of the Shares underlying this Option then unvested as of the date of the Change of Control, will vest and become exercisable immediately prior to the consummation of the Change of Control transaction.

(4)	Vests in four equal annual installments beginning on the first anniversary of the Vesting Commencement Date so long as the Reporting Person's or the Reporting Person’s Spouse, as applicable, Continuous Service Status (as defined in the Issuer's 2007 Stock Plan) continues. If a Change of Control (as defined in the Issuer's 2007 Stock Plan) occurs, all of the Shares underlying this Restricted Stock Unit, then unvested as of the date of the Change of Control, will vest and become immediately issuable prior to the consummation of the Change of Control transaction.

 In addition, since the Amendment 3 was filed, the number of shares of the Issuer’s Common Stock outstanding has increased by 140,901 shares, from 51,102,240 shares that were outstanding as of August 31, 2012 to 51,243,141  shares outstanding as of March 21, 2014.

Except as otherwise set forth below, the information set forth in the Amended Schedule 13D remains unchanged and is incorporated by reference into this Amendment 4.

Item 1.	Security and Issuer

Item 1 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment 4 to the Amended Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of VirnetX Holding Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is:  VirnetX Holding Corporation, 308 Dorla Court, Suite 206, Zephyr Cove, Nevada 89448.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D/A is hereby amended and restated in its entirety as follows:

(a)  The aggregate number of shares of the Issuer's Common Stock beneficially owned by the Reporting Person is 9,877,460, which represents beneficial ownership of approximately 19.3% of the Issuer’s Common Stock.

(b)  The Reporting Person has the sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, 7,858,192 shares of Issuer's Common Stock beneficially owned by the Reporting Person.

The Reporting Person has the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of 300,000 shares of the Issuer’s Common Stock held of record by K2 Investment Fund LLC of which the Reporting Person and his Spouse are the sole member-managers, 2,500 shares of the Issuer’s Common Stock held by the Spouse, 1,200 shares of the Issuer’s Common Stock held by the Spouse and the Spouse’s father,942,760 shares of the Issuer’s Common Stock issuable pursuant to options exercisable within 60 days of March 21, 2014 held by the Reporting Person, 762,808 shares of the Issuer’s Common Stock issuable pursuant to options exercisable within 60 days of March 21, 2014 held by the Spouse, 6,667 shares of Issuer’s Common Stock issuable upon the vesting of restricted share units within 60 days of March 21, 2014 held by the Reporting Person, and 3,333 shares of Issuer’s Common Stock issuable upon the vesting of restricted share units within 60 days of March 21, 2014 held by the Spouse.

(c)  No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above with respect to the vesting of options held by the Reporting Person and his Spouse.

(d)  Not applicable.

 (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D/A is hereby amended and supplemented as follows:

On March 21,  2014 the Reporting Person pledged 400,000 shares of the Issuer’s Common Stock to Morgan Stanley Smith Barney LLC, as additional security with respect to the credit line.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2014	/s/ Kendall Larsen
Kendall Larsen
Chief Executive Officer, President and Director